UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

iPower Inc.

Full Name of Registrant

Former Name if Applicable

8798 9th Street

Address of Principal Executive Office (Street and Number)

Rancho Cucamonga, CA 91730

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant requires additional time to complete the audit review and confirmation process necessary for completion of its audit for its fiscal year ended June 30, 2026. As a result, the Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Form 10-K”) by the prescribed filing deadline without incurring unreasonable effort or expense. The Registrant intends to file the Form 10-K as soon as practicable and, in any event, within the 15-day extension period allowed under Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Chenlong Tan	(626)	863-7344
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects its results of operations for the fiscal year ended June 30, 2026 to reflect a significant change as compared to the fiscal year ended June 30, 2025. Based on preliminary, unaudited results, the Company expects to report a net loss attributable to iPower Inc. of approximately $11.6 million for the fiscal year ended June 30, 2026, compared with an approximately $5.0 million loss for the fiscal year ended June 30, 2025. The increase in net loss was primarily attributable to a significant decrease in revenues and gross profit, as well as goodwill impairment and losses associated with the extinguishment of convertible notes and digital assets, partially offset by reductions in operating expenses and certain other income. The Company’s financial results for the fiscal year ended June 30, 2026 remain subject to completion of the audit and may change as a result of final audit adjustments.

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iPower Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2026	By:	/s/ Chenlong Tan
Chenlong Tan Chief Executive Officer

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